Mail Stop 3561

November 19, 2009

Steven Davis
President
American International Ventures, Inc.
4058 Histead Way
Evergreen, CO 80439

> **Re: American International Ventures, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2009**
> **Filed September 11, 2009**
> **Form 10-Q for Fiscal Quarter Ended August 31, 2009**
> **Filed October 14, 2009**
> **File No. 000-30368**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended May 31, 2009

Item 9A – Controls and Procedures

Internal Controls over Financial Reporting, page 12

1. Please revise to provide management's assessment of the effectiveness of your internal control over financial reporting (i.e. effective or ineffective) as of May 31, 2009. For guidance, refer to Item 308T(A)(3) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended August 31, 2009

Financial Statements

2. Please revise to provide a cumulative statement of operations and a cumulative statement of cash flows data for the period from inception (i.e. June 1, 2003) to August 31, 2009. For guidance refer to FASB ASC 915.

Section 302 Certifications

3. We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
   - The head note to paragraph 4 should reference internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).
   - Reference should be made to the "registrant" rather than the "small business issuer" throughout your Section 302 certifications.
   Please revise your certifications to comply with the issues above.

4. We note you included all of your Section 302 and Section 906 certifications as Exhibit 1 to your Form 10-Q. Please revise your filing to provide your Section 302 and Section 906 certifications as Exhibits 31 and 32, respectively. Refer to Item 601 of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services